

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Andrew Masterman
Chief Executive Officer
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, Pennsylvania 19422

> **Re: BrightView Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 24, 2022**
> **File No. 333-265174**

Dear Mr. Masterman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joseph H. Kaufman, Esq.